DREYFUS INVESTMENT GRADE FUNDS, INC.

(Dreyfus Inflation Adjusted Securities Fund)

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

Dreyfus Investment Grade Funds, Inc. (the "Company") desires to offer multiple classes with respect to each series of the Company listed on Schedule A attached hereto (each, a "Fund"), and the Company's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.                  Class Designation:  Fund shares shall be divided into Class I, Class Y and Investor shares.

2.                  Differences in Services:  The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Investor shares.  Dreyfus Automatic Asset Builder®, Dreyfus Payroll Savings Plan, Dreyfus Government Direct Deposit, Dreyfus Dividend Sweep, Dreyfus Auto-Exchange Privilege and Dreyfus Automatic Withdrawal Plan are not available for Class Y shares.

3.                  Differences in Distribution Arrangements:  Class I, Class Y and Investor shares shall be offered at net asset value, and shall not be subject to any front-end or contingent deferred sales charges.

Class I shares of the Fund are subject to a minimum initial investment of $1,000, except as otherwise provided herein or in the Fund's prospectus, and shall be offered only to (i) bank trust departments, trust companies and insurance companies that have entered into agreements with the Fund's Distributor to offer Class I shares to their clients, (ii) institutional investors acting in a fiduciary, advisory, agency, custodial or similar capacity for qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities, trade or labor unions, or state and local governments ("Retirement Plans"), and IRAs set up under Simplified Employee Pension Plans ("SEP-IRAs"), but not including IRAs or IRA "Rollover Accounts" (Class I shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA that has entered into an agreement with the Fund's Distributor to offer Class I shares to such Retirement Plan or SEP-IRA), (iii) law firms or attorneys acting as trustees or executors/administrators, (iv) foundations and endowments that make an initial investment in the Fund of at least $1 million, (v) sponsors of college savings plans that qualify for tax-exempt treatment under Section 529 of the Internal Revenue Code of 1986, as amended, that maintain an omnibus account with the Fund and do not require shareholder tax reporting or 529 account support responsibilities from the Fund's Distributor, (vi) advisory fee-based accounts offered through financial intermediaries who, depending on the structure of the selected advisory platform, make Class I shares available, (vii) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation approved by The Dreyfus Corporation, and (viii) unaffiliated investment companies approved by the Fund's Distributor.  In addition, holders of Class I shares (formerly, Institutional shares) of the Fund as of October 6, 2010 who are not otherwise eligible to purchase Class I shares may continue to purchase Class I shares for their existing accounts.  Class I shares of the Fund held by such investors who do not maintain a minimum fund account balance of $1 million may be converted to Investor shares of the Fund upon 45 days' notice to the investor.

Class Y shares of the Fund shall be offered at net asset value only to (i) institutional investors, acting for themselves or on behalf of their clients, that have entered into an agreement with the Fund's Distributor, and, except as otherwise may be approved by The Dreyfus Corporation with respect to certain Retirement Plans, that make an initial investment in Class Y shares of the Fund of at least $1 million, (ii) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation, provided that such clients are approved by The Dreyfus Corporation and make an initial investment in Class Y shares of the Fund of at least $1 million, and (iii) certain funds in the Dreyfus Family of Funds and series of BNY Mellon Funds Trust.

Investor shares of the Fund are subject to a minimum initial investment of $10,000, except as provided in the Fund's prospectus.  Investor shares of the Fund shall be subject to an annual service fee at the rate of .25% of the value of the Fund's average daily net assets attributable to Investor shares, pursuant to a Shareholder Services Plan.

4.                  Expense Allocation.  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Services Plan; (b) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; (c) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; and (e) fees and expenses of administration that are identified and approved by the Company's Board as being attributable to a specific Class.

5.                  Conversion Features:  Except as otherwise provided herein, no Class shall be subject to any automatic conversion feature.  Certain holders of Class I shares of the Fund who meet the eligibility requirements for the purchase of Class Y shares of the Fund and who do not require the Fund, The Dreyfus Corporation or the Fund's Distributor or their affiliates to make any shareholder servicing, sub-transfer agency, administrative or recordkeeping payments may have all of their Class I shares of the Fund converted into Class Y shares of the Fund.

6.                  Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:  May 3, 2001
Amended as of:  July 1, 2013

SCHEDULE A

Name of Fund

Dreyfus Inflation Adjusted Securities Fund